Balance Sheet

Tampon Tribe
As of December 31, 2017

	DEC 31, 2017
Assets	
Current Assets	
Cash and Cash Equivalents	79,391.35
Receivables	2,400.22
Inventory	7,816.47
Due to/from Gaby	1,454.86
Total Current Assets	**91,062.90**
Long Term Assets	
Investment	4,000.00
Total Long Term Assets	**4,000.00**
Total Assets	**95,062.90**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Chase CC xx2756	3,766.09
Accounts Payable	752.02
Due to/from Jennifer	6,992.50
Rounding	(0.03)
Sales Tax	233.65
Unearned Revenue	25.00
Total Current Liabilities	**11,769.23**
Long Term Liabilities	
Convertible Note	174,643.55
Total Long Term Liabilities	**174,643.55**
Total Liabilities	**186,412.78**
Equity	
Current Year Earnings	(79,109.98)
Retained Earnings	(12,239.90)
Total Equity	**(91,349.88)**
Total Liabilities and Equity	**95,062.90**